Exhibit 99.1

Imperial Chemical Industries PLC

ICI to Delist Ordinary Shares and Depositary Receipts from European Stock Exchanges

ICI announces its intention to seek the cancellation of its listings on a number of exchanges where its securities are not widely traded.

ICI’s ordinary shares are primarily traded on the London Stock Exchange and the New York Stock Exchange. Listings in both these countries will be maintained. Trading on these exchanges accounted for over 99% of all trading in ICI shares over the last twelve months. ICI believes this will provide investors with sufficient liquidity.

ICI is seeking to cancel listings of the following securities: depositary receipts from Euronext Brussels; ordinary shares from Euronext Paris; depositary receipts from the official market of the Frankfurt Stock Exchange; depositary receipts from Euronext Amsterdam; and ordinary shares from the SWX Swiss Exchange.

Applications to delist will shortly be made with the relevant stock exchanges and/or local regulators, with a view to each listing being cancelled as soon as possible. It is expected that the delisting process will be completed during the second quarter of 2003.

24 January 2003